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12012764

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2012

Washington, DC

SEC FILE NUMBER
8-   67576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2011_____ AND ENDING _____12/31/2011_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____2000 Market Street, Suite 1460_____
                        (No. and Street)

_____Philadelphia_____   _____PA_____   _____19103_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Colleen Lindh_____   _____(215) 988-9188_____
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____BBD, LLP_____
                        (Name – if individual, state last, first, middle name)

_____1835 Market Street, 26th Floor_____	_____Philadelphia_____	_____PA_____	_____19103_____
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___Colleen Lindh___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Drexel Hamilton, LLC___, as of ___December 31___, 2011___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___FINOP /CCO___
Title

2/28/12

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

DREXEL HAMILTON, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2011



CERTIFIED PUBLIC ACCOUNTANTS

DREXEL HAMILTON, LLC

*FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL*

YEAR ENDED DECEMBER 31, 2011

DREXEL HAMILTON, LLC

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Drexel Hamilton, LLC

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (a limited liability company) (the *"Company"*) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drexel Hamilton, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2012

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$ 20,261
Receivable from clearing organizations	2,296,885
Receivables from customers	260,117
Securities owned, at fair value	2,577,211
Secured demand note	78,000
Property and equipment, net	28,677
Other assets	117,384
Total assets	**$5,378,535**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased, at fair value	$2,235,268
Accounts payable, accrued expenses and other liabilities	329,552
Total liabilities	**2,564,828**
SUBORDINATED BORROWINGS	**2,453,000**
MEMBER'S EQUITY	**360,715**
Total liabilities and member's equity	**$5,378,535**

DREXEL HAMILTON, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2011

REVENUE	
Commissions	$ 906,698
Gains on trading accounts	2,105,860
Advisory and underwriting fees	1,492,021
Total revenue	4,504,579
EXPENSES	
Salary and salary-related expenses	2,737,981
Communication and data processing	28,623
Occupancy	255,485
Professional fees	90,106
Commission and clearing	345,050
Trade support	362,086
Regulatory fees	56,419
Interest expense	112,007
Other expenses	277,694
Total expenses	4,265,451
NET INCOME	$ 239,128

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2011

BALANCE, January 1, 2011	$ 263,523
Capital contributions	85,000
Distributions	(226,936)
Net income	239,128
BALANCE, December 31, 2011	$ 360,715

DREXEL HAMILTON, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 239,128
Adjustments to reconcile net income to net cash used for operating activities	
Write down of secure demand note	16,517
Depreciation	18,235
(Increase) decrease in	
Other assets	(84,336)
Receivable from clearing organizations	(1,345,968)
Receivables from customers	(222,614)
Securities owned and sold – net	(341,943)
Increase (decrease) in	
Accounts payable, accrued expenses and other liabilities	134,543
Net cash used for operating activities	(1,586,438)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(22,641)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from member	85,000
Distributions to member	(173,277)
Proceeds from subordinated borrowings	1,701,032
Net cash provided by financing activities	1,612,755
Net increase in cash	3,676
CASH	
Beginning of year	16,585
End of year	$ 20,261
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Advance to member reclassified as distribution to member	$ 53,659
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 76,007

See accompanying notes

DREXEL HAMILTON, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the *"Company"*), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the *"SEC"*) and licensed by the Financial Industry Regulatory Authority (*"FINRA"*). The Company is owned by Drexel Hamilton Financial, LLC, the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (*"GAAP"*) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Revenue Recognition

Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Advisory and underwriting fees are recognized as earned on a pro rata basis over the term of the contract.

Fair Value Measurements of Assets and Liabilities

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

DREXEL HAMILTON, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted market prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Observable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company and a wholly-owned subsidiary of Drexel Hamilton Financial, LLC, which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2011, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

DREXEL HAMILTON, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Property and equipment	$55,332
Less: accumulated depreciation	26,655
Property and equipment, net	$28,677

(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

The following table presents the Company's fair value hierarchy, as described in Note 1, for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Corporate and other debt	$2,655,211	$ -	$ -	$2,655,211
Liabilities				
Securities sold, not yet purchased:				
U.S. Government and agency	$2,235,268	$ -	$ -	$2,235,268

(4) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2011 are as follows:

Subordinated note, 5.25%, due March 15, 2012	$1,750,000
Subordinated note to related parties, up to 6% per annum, due through January 21, 2014	625,000
Subordinated note to related party pursuant to secured demand note collateral agreement, 3% per annum, due January 28, 2014	78,000
	$2,453,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $2,453,000.

(5) COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Leases

The Company leases office space in Philadelphia, Pennsylvania, and New York, New York, under two separate lease agreements expiring through October 2016. Future minimum payments under these leases are $152,741 in 2012, $84,560 in 2013, $86,372 in 2014, $88,184 in 2015 and $74,896 in 2016. Rent expense for the year ended December 31, 2011 was $116,725.

DREXEL HAMILTON, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,311,316 which was $2,211,316 in excess of its required net capital of $100,000.

(7) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 28, 2012. No material subsequent events have occurred since December 31, 2011 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

DREXEL HAMILTON, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

Member's equity	$ 360,715
Add: Liabilities subordinated to claims of general creditors	2,453,000
Total capital and allowable subordinated liabilities	2,813,715
Non-allowable assets	
Property and equipment	28,677
Other assets	117,384
Receivable from customers	209,725
Total non-allowable assets	355,786
Haircuts on securities owned:	
Debt securities	112,119
Undue concentration	34,494
Total haircuts on securities owned	146,613
Net capital	2,311,316
Minimum capital required per Rule 15c3-1(a)(2)(iii)	100,000
Excess net capital	$2,211,316

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

DREXEL HAMILTON, LLC

OTHER INFORMATION

December 31, 2011

1. **Computation for determination of the reserve requirements under Rule 15c3-3 of the SEC**

   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Goldman Sachs, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**

   The Company is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Drexel Hamilton, LLC

In planning and performing our audit of the financial statements of Drexel Hamilton, LLC (the *"Company"*), as of and for the year ended December 31, 2011, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the *"SEC"*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining the physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania
February 28, 2012



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Drexel Hamilton, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (*"SIPC"*) for the year ended December 31, 2011, which were agreed to by Drexel Hamilton, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Drexel Hamilton, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Drexel Hamilton, LLC's management is responsible for Drexel Hamilton, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited statement of operations for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2012

DREXEL HAMILTON, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2011

General assessment		$ 10,136
Less:		
Prior year overpayment	$ 150	
Payments made:		
SIPC-6: July 25, 2011	4,127	
SIPC-7: February 17, 2012	5,859	
		10,136
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$4,504,579

Additions
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above
Net loss from principal transactions in securities in trading accounts
Net loss from principal transactions in commodities in trading accounts
Interest and dividend expense deducted in determining total revenue
Net loss from management of or participation in the underwriting or distribution of securities
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities
Net loss from securities in investment accounts

    Total additions

Deductions
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products
Revenues from commodity transactions
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions   345,050
Reimbursements for postage in connection with proxy solicitation
Net gain from securities in investment accounts
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date
Direct expenses of printing, advertising and legal fees incurred in connection w th other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)
Other revenue not related either directly or indirectly to the securities business

The greater of:
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above   105,293
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)

		105,293
Total deductions		450,343
SIPC net operating revenues		$4,054,236
General assessment @ .0025		$ 10,136